SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F    X   Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re MSN Israel, Internet Gold's Successful Partnership With Microsoft, Reports 54% Increase in First Quarter Revenues dated May 17, 2004.

                                                                          Item 1

Press Release                                              Source: Internet Gold

MSN Israel, Internet Gold's Successful Partnership With Microsoft, Reports 54% Increase in First Quarter Revenues

Monday May 17, 7:03 am ET

PETAH-TIKVA, Israel, May 17 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq:
IGLD - News) today reported that MSN Israel, its 50.1% owned subsidiary, released its financial results for the quarter ended March 31, 2004.

MSN financial highlights for first quarter results:

     o    54% increase in revenues compared to the comparable quarter in 2003.

     o Cash-flow from operations reached NIS 1.2 million compared to NIS 0.9 million in the previous quarter.

     o    30% increase in operating income compared to the previous quarter.

     o The number of unique users increased significantly - reaching 2 million unique users a month.

     o Maintains 25% market share in the Israeli interactive advertising market.

     o Significant increase in market share in the Israeli search engine market, along with a 27% increase in its revenues from this market segment compared to the previous quarter.

     o Significant increase in the number of users of the service. At the end of the quarter, the number of MSN messenger users reached 500,000, a 25% increase compared to the previous quarter. The increased number of users enhances the revenue potential from this service.

Steve Balmer, CEO of Microsoft Corporation, during his recent visit to Israel stated that he believes that the greatest growth engine for Microsoft, aside from Windows, Office, and server software, is the Internet portal: MSN. In the next three years, MSN will become an information portal for the entire world, and it will be financed by advertising and subscription fees for premium services.

Uri Adoni, CEO of MSN Israel, said: "This is the fourth consecutive quarter in which our company has positive cash flow from operations and it is continuously improving. This I believe proves our company's financial stability as well as the economic robustness of our business segment. The Internet medium expands continuously and many advertisers are increasingly choosing this medium for higher return on investment. The segmentation in this medium will improve as a result of technological advances such as: MSN Hotmail and MSN Messenger and it will enable more effective one-on-one marketing.

We also expect further growth from the search engine segment and expect that by the second quarter of 2004, our market share in this segment will reach 25%, the same as our market share in the interactive advertising market. Our team is currently working on several innovative additions to MSN Israel which I believe will add to our users' surfing experience and subsequently contribute to its sales potential"

About Internet Gold

Internet Gold is a leading Internet service provider in Israel. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through its portals. The Company provides the full variety of Internet access services including Broadband access via DSL lines and cables, dial-up and private lines. Internet Gold operates the leading portal in Israel through its MSN Israel subsidiary (50.1%) with Microsoft Corp. and is a leading e-Commerce provider in Israel through its e-Commerce joint venture, Gold Trade (48.3%). In addition, Internet Gold has two wholly owned subsidiaries, Gold Mind ,focusing on Internet value added services, and Internet Gold International, specializing in international internet and communication services. For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                              Eli Holtzman
                                              Chief Executive Officer




Date:  May 17, 2004